A special meeting of the fund's shareholders was held on June 16, 1999. The results of votes taken among shareholders on proposals before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.


PROPOSAL 1(a)
To eliminate certain
fundamental
investment policies
of the fund.
         # of   % of
      Votes CastVote
s Cast
Affirmative
218,298,394.14
79.170
Against    40
,319,702.00
14.622
Abstain    17
,116,370.91
6.208
TOTAL      27
5,734,467.05
100.000


PROPOSAL 1(b)
To approve an
amended management
contract for the
fund.
         # of   % of
      Votes CastVote
s Cast
Affirmative
190,684,652.43
69.155
Against    67
,795,111.38
24.587
Abstain    17
,254,703.24
6.258
TOTAL      27
5,734,467.05
100.000